1615 Poydras Street New Orleans, LA 70112	Telephone 504-582-4000

P.O. Box 60004 New Orleans, LA 70160

June 12, 2013

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Alexandra M. Ledbetter

Re:	McMoRan Exploration Co. Schedule TO-I Filed June 4, 2013 File No. 005-54951

Dear Ms. Ledbetter:

McMoRan Exploration Co. (the Company) is submitting this letter in response to the comments received from the Commission’s staff (the Staff) by letter dated June 11, 2013, in connection with the Company’s Schedule TO-I filed June 4, 2013. We have reproduced below the full text of the Staff’s comments in italics, followed by our responses.

Offer to Purchase

Comment 1: Refer to the following statement: “The Repurchase Right Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful.” Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company purports to rely on
Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law. See also the Commission’s guidance in Exchange Act Release No. 34-58597, Part II.G.1 (September 19, 2008).

Response 1: In connection with the Staff’s comment, we have revised the statement as follows (new language underlined) to clarify that the Company is relying on Rule 13e-4(f)(9)(ii):

The Repurchase Right Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in any state in which such offer or solicitation is unlawful pursuant to the laws of such state.

Securities and Exchange Commission

June 12, 2013

Comment 2: Refer to the following statement: “The delivery of the Repurchase Right Materials shall not under any circumstances create any implication that the information contained in the Repurchase Right Materials is current as of any time subsequent to the date of such information.” Please revise to clarify that the company will amend the Schedule to reflect any material change in the information previously disclosed, consistent with the company’s obligation under Rule 13e-4(c)(3) and
Rule 13e-4(d)(2).

Response 2: In connection with the Staff’s comment, we have added the following language to clarify that the Company will amend the Schedule TO to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Rule 13e-4(c)(3) and Rule 13e-4(d)(2):

If either of the offers to purchase is amended in a manner determined by us to constitute a material change, we will promptly disclose this amendment by means of a public announcement or a supplement to this Offer to Purchase that will be distributed to the holders of the Notes and, if required by law, such offer to purchase will be extended.

Cautionary Note Regarding Forward-Looking Statements, page 5

Comment 3: Refer to the following statement on page 5: “This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”).” Notwithstanding the qualification several lines down on the same page, this reference to the safe harbor provisions of the Private Securities Litigation Reform Act is inappropriate because the Act, by its terms, is inapplicable to tender offers. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001. Please revise the disclosure accordingly.

Response 3: In connection with the Staff’s comment, we have deleted the referenced statement from the Cautionary Note Regarding Forward-Looking Statements.

4.2 Agreement to Be Bound, page 10

Comment 4: Please delete the language in Section 4.2 requiring the tendering note holder to acknowledge and agree to all of the terms of the Repurchase Right Materials, waive any and all rights with respect to the notes, and release the company from all claims that such holder may have. The provision operates as a disclaimer, waiver of rights, and apparent condition of participation that is inconsistent with Rule 13e-4(f)(8)(i).

Response 4: In connection with the Staff’s comment, we have deleted the referenced language in Section 4.2 requiring the tendering note holder to acknowledge and agree to all of the terms of the Repurchase Right Materials, waive any and all rights with respect to the notes, and release the company from all claims that such holder may have.

Securities and Exchange Commission

June 12, 2013

5. Right of Withdrawal, page 11

Comment 5: Refer to the following statement on page 11: “Notes tendered for purchase may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on July 18, 2013.” Please provide us with an analysis as to how terminating withdrawal rights seven hours prior to the expiration of the offer is consistent with the company’s obligation to permit notes tendered for purchase to be withdrawn at any time during the period that the offer remains open. See Rule 13e-4(f)(2)(i).

Response 5: In connection with the Staff’s comment, all references to “5:00 p.m., New York City time, on July 18, 2013” have been revised to be references to “11:59 p.m., New York City time, on July 18, 2013”.

12. Certain U.S. Tax Considerations, page 13

Comment 6: Please either delete or provide an analysis supporting the reference to Internal Revenue Service Circular 230, as it suggest that note holders may not rely on the discussion of federal tax issues included in the document. In the analysis, please address why the company’s disclosure constitute a “covered opinion.” In that regard, we note that Circular 230 specifically carves out written advice included in documents required to be filed with the Securities and Exchange Commission. See Treasury Department Circular No. 230, §10.35(b)(2)(ii)(B)(3).

Response 6: In connection with the Staff’s comment, we have deleted the reference to Internal Revenue Service Circular 230.

13. Additional Information, page 16

Comment 7: We note the company’s attempt to incorporate by reference Exchange Act filings made by the company and FCX “subsequent to the date of this Offer to Purchase and prior to 5:30 p.m., New York City time, on the Repurchase Date[.]” Schedule TO does not permit the incorporation by reference of subsequently filed reports. Please revise accordingly and confirm that the company will amend the Offer to Purchase to incorporate any subsequently filed reports. See General Instruction F of Schedule TO and Rules 13e-3(c)(3) and 13e-4(d)(2), which require the disclosure of material changes to the information previously published, sent or given to note holders promptly in the manner specified in Rule 13e-4(e)(3). See also Rule 13e-4(d)(2).

Response 7: In connection with the Staff’s comment, we have deleted language purporting to incorporate by reference Exchange Act filings made by the Company and FCX subsequent to the date of the Offer to Purchase.

Securities and Exchange Commission

June 12, 2013

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely,

/s/ Douglas N. Currault II
Douglas N. Currault II
Secretary